

Mail Stop 3030

January 25, 2017

Via E-mail
Michael J. Senken
Chief Financial Officer
MiMedx Group, Inc.
1775 West Oak Commons Court, NE
Marietta, Georgia 30062

> **Re:** **MiMedx Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 29, 2016**
> **File No. 001-35887**

Dear Mr. Senken:

We have reviewed your January 23, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 9, 2017 letter.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 8. Financial Statements

Report of Independent Registered Public Accounting Firm, page 44

1.   We note your response to Comment 1. Please file your amendment containing the attestation report from your registered public accountant.

Note 2. Significant Accounting Policies

Revenue Recognition, page 51

2.   Please tell us why you record sales to distributors based upon shipping terms to them and not upon sale to the end user customer. Tell us the nature of your sales returns, discounts, and allowances and why you believe you meet the criteria discussed in SAB Topic 13A.1 upon shipment to the distributor.

You may contact Dennis Hult at (202) 551-3618 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Caleb French at (202) 551-6947 or Tim Buchmiller at (202) 551-3635 with any other questions.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery